UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEABODY WESTERN-UMWA 401(K) PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Peabody Western-UMWA 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit Index	15

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Western - UMWA 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peabody Western - UMWA 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 21, 2013

Peabody Western-UMWA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Assets:
Investments, at fair value:
Investments in mutual funds	$9,043,720	$7,887,623
Investment in common/collective trust	2,120,141	1,960,288
Interest in Master Trust	360,480	393,281
Total investments	11,524,341	10,241,192
Receivables:
Notes receivable from participants	685,179	710,216

Total assets reflecting investments at fair value	12,209,520	10,951,408
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(106,733)	(90,774)
Net assets available for benefits	$12,102,787	$10,860,634

See accompanying notes.

Peabody Western-UMWA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011

Additions:
Investment income (loss):
Interest and dividends	$254,964	$258,490
Net realized and unrealized appreciation (depreciation) of mutual funds	944,584	(253,067)
Net investment loss in the Master Trust	(74,919)	(366,388)
Net investment income (loss)	1,124,629	(360,965)

Interest income on notes receivable from participants	27,719	28,847

Contributions:
Employee	827,465	842,769
Employer	2,103	2,159
Total contributions	829,568	844,928
Total additions	1,981,916	512,810

Deductions:
Benefits paid to participants	(737,947)	(404,378)
Administrative expenses	(1,816)	(2,237)
Total deductions	(739,763)	(406,615)

Net change in net assets available for benefits	1,242,153	106,195
Net assets available for benefits at beginning of year	10,860,634	10,754,439
Net assets available for benefits at end of year	$12,102,787	$10,860,634

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Years Ended December 31, 2012 and 2011

1. Description of the Plan

The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement (expires in September 2013) are eligible for participation on the date of their employment or at any time afterward. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation (Peabody). The Plan's administrator is Peabody Holding Company, LLC (the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Contributions

Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days (e.g., personal, floating or graduated days) per calendar year as a contribution. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan.

The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Vesting

Participants are vested immediately in their own contributions, the Employers' matching contributions and the realized and unrealized earnings or losses thereon.
Participant Loans

Participants may borrow up to 50% of their account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant's account and bears interest at the prime interest rate on the first business day of the month in which the loan was made, plus an additional 1%. Participants may select any repayment period between 12 and 60 months for general purpose loans. For loans used to acquire a principal residence, any repayment period between 12 and 120 months may be selected. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time. Upon retirement or separation of employment, a participant's loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid within 90 days, it is subtracted from the participant's total account balance and considered a taxable distribution from the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Employers' matching contributions, and plan realized and unrealized earnings or losses. The benefit to which a participant is entitled is the entire balance of the participant's account.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, retirement or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their account balance. Other types of withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.

Administrative Expenses

Most significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employers.  Plan recordkeeping fees are paid through the allocation of a portion of investment management fees.  Participants are required to pay for certain miscellaneous transaction fees.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation

Financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Newly Adopted Accounting Standards

In May 2011, the Financial Accounting Standards Board issued additional fair value measurement disclosure requirements intended to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between United States (U.S.) generally accepted accounting principles and International Financial Reporting Standards. That update required fair value hierarchy categorization for financial instruments not measured at fair value but for which disclosure of fair value is required, disclosure of all transfers between Level 1 and Level 2 categories, and additional disclosures for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance became effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). The guidance issued did not impact the Plan's disclosures.

Valuation of Investments
The Plan Administrator defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are deducted from loan proceeds and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit distributions are recorded when paid.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

3. Fair Value Measurements

The Plan Administrator uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Administrator to make assumptions about pricing by market participants. There were no Level 3 investments in the Plan as of or for the years ended December 31, 2012 and 2011.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are traded on a national securities exchange in active markets and are valued using daily publicly quoted net asset value (NAV) prices and accordingly classified within Level 1 of the valuation hierarchy.

Common/Collective Trust
Units in the common/collective trust, which are not publicly traded on a national securities exchange, are valued using a NAV that is based on a derived price in an active market and accordingly classified within Level 2 of the valuation hierarchy. This fund is primarily invested in guaranteed and synthetic investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of publicly quoted market prices for Peabody common stock held plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

The following tables present the fair value hierarchy of the investments reflected on the statements of net assets available for benefits.

	December 31, 2012
	Level 1	Level 2	Total

Equity mutual funds	$5,975,242	$—	$5,975,242
Fixed income mutual funds	910,397	—	910,397
Target retirement mutual funds	2,158,081	—	2,158,081
Fixed income common/collective trust	—	2,120,141	2,120,141
Peabody Energy Stock Fund (1)	360,480	—	360,480
Total assets at fair value	$9,404,200	$2,120,141	$11,524,341

	December 31, 2011
	Level 1	Level 2	Total

Equity mutual funds	$5,035,925	$—	$5,035,925
Fixed income mutual funds	848,137	—	848,137
Target retirement mutual funds	2,003,561	—	2,003,561
Fixed income common/collective trust	—	1,960,288	1,960,288
Peabody Energy Stock Fund (1)	393,281	—	393,281
Total assets at fair value	$8,280,904	$1,960,288	$10,241,192

(1) Interest in Master Trust

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2012	2011
Investments, at fair value:
Peabody Energy Stock Fund	$47,622,634	$56,805,408
Plan's interest in Master Trust	1%	1%

	Years Ended December 31,
	2012	2011
Master Trust net investment loss:
Dividend income	$565,444	$379,378
Net depreciation of common stock	(10,807,513)	(40,704,195)
Net investment loss	$(10,242,069)	$(40,324,817)

Investments representing 5% or more of the fair value of the Plan's net assets were as follows:

	December 31,
	2012	2011

Mutual funds:
Vanguard Small-Cap Index Institutional Fund	$1,640,928	$1,341,033
Vanguard Windsor II Admiral Fund	1,627,755	1,338,733
Vanguard PRIMECAP Admiral Fund	1,589,691	1,423,985
Vanguard Total Bond Market Index Institutional Fund	910,397	848,137
Vanguard Target Retirement 2020 Fund	891,223	747,234
Vanguard International Growth Admiral Fund	871,691	690,732
Vanguard Target Retirement 2015 Fund (1)	574,343	571,235
Common/collective trust:
Vanguard Retirement Savings Trust	2,120,141	1,960,288

(1)	This investment did not represent 5% or more of the fair value of the Plan's net assets as of December 31, 2012.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the
financial statements	$12,102,787	$10,860,634
Adjustment from contract value to fair value for
fully benefit-responsive contracts	106,733	90,774
Net assets available for benefits per the Form 5500	$12,209,520	$10,951,408

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

7. Income Tax Status
The Plan received a determination letter from the IRS dated March 6, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

8. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

9. Other Plan Matters

The labor agreement whereby Plan participants are represented by the United Mine Workers of America (UMWA) expires in September 2013. Depending on the outcome of contract negotiations, the collective bargaining process may result in changes to the Plan, subject to the provisions of ERISA.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Small-Cap Index Institutional Fund	42,336	shares of mutual fund		$1,640,928
*	Vanguard Windsor II Admiral Fund	31,225	shares of mutual fund		1,627,755
*	Vanguard PRIMECAP Admiral Fund	22,058	shares of mutual fund		1,589,691
*	Vanguard Total Bond Market Index Institutional Fund	82,092	shares of mutual fund		910,397
*	Vanguard International Growth Admiral Fund	14,225	shares of mutual fund		871,691
*	Vanguard Institutional Index Fund	1,195	shares of mutual fund		155,984
*	Vanguard International Value Fund	1,623	shares of mutual fund		50,599
*	Vanguard Extended Market Index Fund	412	shares of mutual fund		16,228
*	Vanguard Emerging Markets Stock Index Fund	399	shares of mutual fund		14,105
*	Vanguard Developed Markets Index Fund	847	shares of mutual fund		8,261
*	Vanguard Target Retirement Income Fund	20,161	shares of mutual fund		245,767
*	Vanguard Target Retirement 2010 Fund	2,472	shares of mutual fund		59,658
*	Vanguard Target Retirement 2015 Fund	42,925	shares of mutual fund		574,343
*	Vanguard Target Retirement 2020 Fund	37,399	shares of mutual fund		891,223
*	Vanguard Target Retirement 2025 Fund	25,313	shares of mutual fund		343,998
*	Vanguard Target Retirement 2030 Fund	1,500	shares of mutual fund		35,069
*	Vanguard Target Retirement 2035 Fund	151	shares of mutual fund		2,134
*	Vanguard Target Retirement 2040 Fund	7	shares of mutual fund		156
*	Vanguard Target Retirement 2045 Fund	11	shares of mutual fund		156
*	Vanguard Target Retirement 2050 Fund	7	shares of mutual fund		156
*	Vanguard Target Retirement 2055 Fund	212	shares of mutual fund		5,265
*	Vanguard Target Retirement 2060 Fund	7	shares of mutual fund		156
*	Vanguard Retirement Savings Trust	2,013,408	units of common/collective trust		2,120,141
*	Various participants	Participant notes receivable (2)			685,179
					$11,849,040

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments
(2)	Participant notes receivable include interest rates from 4.25% to 7.00% and maturities through December 7, 2017

SIGNATURE

Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan

Date:	June 21, 2013	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President and
Chief Administrative Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm